As filed with the Securities and Exchange Commission on July 14, 2017

Securities Act File No. 333-204933

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Check the appropriate box or boxes:

☐    Pre-Effective Amendment No.

   ☒    Post-Effective Amendment No. 6

TRIPLEPOINT VENTURE GROWTH BDC CORP.

(Exact Name of Registrant as Specified in Charter)

c/o TPVG Advisers LLC

2755 Sand Hill Road, Suite 150, Menlo Park, California 94025

(Address of Principal Executive Offices)

(650) 854-2090

(Registrant’s Telephone Number, Including Area Code)

James P. Labe

Chief Executive Officer and Chairman of the Board

2755 Sand Hill Road, Suite 150, Menlo Park, California 94025

(Name and Address of Agent for Service)

COPIES TO:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Vlad M. Bulkin, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street NW, Suite 700

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate date of proposed public offering:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-204933) of TriplePoint Venture Growth BDC Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 6 consists only of a facing page, this explanatory note, and Part C of the Registration Statement, which sets forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 6 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

1

TRIPLEPOINT VENTURE GROWTH BDC CORP.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial statements

The following financial statements of the Registrant are included in this registration statement:

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Assets and Liabilities as of December 31, 2016 and December 31, 2015	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2016 and 2015 and the Period from March 5, 2014 (Commencement of Operations) to December 31, 2014	F-4
Consolidated Statements of Changes in Net Assets for the Years Ended December 31, 2016 and 2015 and the Period from March 5, 2014 (Commencement of Operations) to December 31, 2014	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2016 and 2015 and the Period from March 5, 2014 (Commencement of Operations) to December 31, 2014)	F-6
Consolidated Schedules of Investments as of December 31, 2016 and December 31, 2015	F-7
Notes to Consolidated Financial Statements as of December 31, 2016 and December 31, 2015	F-20

(2)	Exhibits

(a)	Articles of Amendment and Restatement(1)

(b)	Amended and Restated Bylaws(1)

(c)	Not applicable

(d)(1)	Form of Stock Certificate(1)

(d)(2)	Indenture between TriplePoint Venture Growth BDC Corp. and U.S. National Bank Association, as trustee, dated July 31, 2015(9)

(d)(3)	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Indenture(12)

(d)(4)	First Supplemental Indenture relating to the 6.75% Notes due 2020, between TriplePoint Venture Growth BDC Corp. and U.S. National Bank Association, as trustee, dated August 4, 2015(9)

(d)(5)	Form of 6.75% Notes due 2020(9)

(d)(6)	Second Supplemental Indenture relating to the 5.75% Notes due 2022, between TriplePoint Venture Growth BDC Corp. and U.S. National Bank Association, as trustee, dated July 14, 2017*

(d)(7)	Form of 5.75% Notes due 2020*

(e)	Dividend Reinvestment Plan(1)

(f)	Not applicable

(g)	Investment Advisory Agreement between the Registrant and TPVG Advisers LLC(2)

(h)(1)	Form of Underwriting Agreement for equity security issuances(8)

(h)(2)	Form of Underwriting Agreement for debt security issuances(8)

(h)(3)	Underwriting Agreement dated July 11, 2017, by and between TriplePoint Venture Growth BDC Corp., TPVG Advisers LLC, and TPVG Administrator LLC, on the one hand, and Keefe, Bruyette & Woods, Inc., Morgan Stanley & Co. LLC, and Deutsche Bank Securities Inc., as representatives of the several underwriters named in Exhibit A thereto on the other hand*

(i)	Not applicable

(j)	Custody Agreement between the Registrant and U.S. Bank, N.A.(3)

(k)(1)	Administration Agreement between the Registrant and TPVG Administration LLC(2)

(k)(2)	License Agreement between the Registrant and TriplePoint Capital LLC(2)

(k)(3)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers(1)

(k)(4)	Receivables Financing Agreement between TriplePoint Venture Growth BDC Corp., the lenders party thereto, Deutsche Bank AG, Deutsche Bank Trust Company Americas, the other agent parties thereto and U.S. Bank, National Association(3)

(k)(5)	Pledge Agreement between TriplePoint Venture Growth BDC Corp., TPVG Variable Funding Company LLC and Deutsche Bank AG(3)

(k)(6)	Blocked Account Control Agreement between TPVG Variable Funding Company LLC, Deutsche Bank AG and U.S. Bank, National Association(3)

(k)(7)	Letter Agreement amending the Receivables Financing Agreement, dated June 5, 2014(4)

(k)(8)	Letter Agreement amending the Receivables Financing Agreement, dated July 18, 2014(5)

(k)(9)	Letter Agreement amending the Receivables Financing Agreement, dated August 8, 2014(6)

(k)(10)	Letter Agreement amending the Receivables Financing Agreement, dated November 18, 2014(7)

(k)(11)	Letter Agreement amending the Receivables Financing Agreement, dated January 27, 2016(10)

(l)(1)	Opinion and Consent of Sutherland Asbill & Brennan LLP, counsel for the Registrant(11)

(l)(2)	Opinion and Consent of Eversheds Sutherland (US) LLP*

(m)	Not applicable

(n)(1)	Consent of Deloitte & Touche LLP(13)

(n)(2)	Report of Deloitte & Touche LLP(13)

(n)(3)	Consent of Deloitte & Touche LLP*

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)	Joint Code of Ethics of the Registrant and our Adviser(12)

(1)	Previously filed in connection with Pre-Effective Amendment No. 1 to TriplePoint Venture Growth BDC Corp.’s registration statement on Form N-2 (File No. 333-191871) filed on January 22, 2014.
(2)	Previously filed in connection with Pre-Effective Amendment No. 2 to TriplePoint Venture Growth BDC Corp.’s registration statement on Form N-2 (File No. 333-191871) filed on February 24, 2014.
(3)	Previously filed in connection with Pre-Effective Amendment No. 3 to TriplePoint Venture Growth BDC Corp.’s registration statement on Form N-2 (File No. 333-191871) filed on March 3, 2014.
(4)	Previously filed on Form 8-K (File No. 814-01044) filed on June 10, 2014.
(5)	Previously filed on Form 8-K (File No. 814-01044) filed on July 23, 2014.
(6)	Previously filed on Form 8-K (File No. 814-01044) filed on August 11, 2014.

(7)	Previously filed on Form 8-K (File No. 814-01044) filed on November 20, 2014.
(8)	Previously filed in connection with the Pre-Effective Amendment No. 1 to TriplePoint Venture Growth BDC Corp.’s registration statement on Form N-2 (File No. 333-204933) filed on July 8, 2015.
(9)	Previously filed on Form 8-A (File No. 001-36328) filed on August 4, 2015.
(10)	Previously filed on Form 8-K (File No. 814-01044) filed on January 29, 2016.
(11)	Previously filed in connection with the Post-Effective Amendment No. 2 to TriplePoint Venture Growth BDC Corp.’s registration statement on Form N-2 (File No. 333-204933) filed on May 27, 2016.
(12)	Previously filed in connection with the Post-Effective Amendment No. 4 to TriplePoint Venture Growth BDC Corp.’s registration statement on Form N-2 (File No. 333-204933) filed on February 28, 2017.
(13)	Previously filed in connection with the Post-Effective Amendment No. 5 to TriplePoint Venture Growth BDC Corp.’s registration statement on Form N-2 (File No. 333-204933) filed on April 21, 2017.
*	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the prospectus that is included in this registration statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$58,100
FINRA filing fee	75,500
NYSE listing fees(1)	15,400
Printing expenses(1)	40,000
Accounting fees and expenses(1)	30,000
Legal fees and expenses(1)	300,000
Miscellaneous(1)	1,000

Total	$520,000

(1)	These amounts are estimates.

Item 28. Persons Controlled by or Under Common Control

The Registrant directly or indirectly owns 100% of the limited liability company interests of TPVG Variable Funding Company LLC, a Delaware limited liability company, and TPVG Investment LLC, a Delaware limited liability company. Each of the Registrant’s subsidiaries is consolidated for financial reporting purposes. In addition, the Registrant may be deemed to control certain portfolio companies. See “Portfolio Companies” in the prospectus that is included in this registration statement.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s common stock as of April 20, 2017.

Title of Class	Number of Record Holders
Common Stock, $0.01 par value	11

Item 30. Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VIII of the Registrant’s charter and Article XI of the Registrant’s Amended and Restated Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Registrant’s charter contains such a provision, which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Registrant’s charter authorizes the Registrant, and the Registrant’s bylaws require the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer and any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee who, in either case, is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in any such capacity, from and against any claim or liability to which that person may become subject or which that person may incur by reason of such service and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or on behalf of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In accordance with the 1940 Act, the Registrant may not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Additionally, the Registrant has entered into indemnification agreements with the directors and executive officers that provide for indemnification and advance of expenses to the maximum extent permitted under Maryland law and the 1940 Act.

Our Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Adviser and its professionals and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Administrator and any person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement, each an “Indemnitee,” including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each managing director, director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this registration statement in the sections entitled “Management,” “Portfolio Management” and “Management Agreements.” Additional information regarding our Adviser and its officers and directors is set forth in its Form ADV, as filed with the U.S. Securities and Exchange Commission (SEC File No. 801-78757).

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)        the Registrant: TriplePoint Venture Growth BDC Corp., 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025;

(2)        the Custodian: U.S. Bank, N.A., 190 S. LaSalle Street, 10th Floor, Chicago, IL 60603;

(3)        the Transfer and Dividend Paying Agent and Registrar: American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219;

(4)        the Registrant’s Adviser: TPVG Advisers LLC, 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025; and

(5)        the Registrant’s Administrator: TPVG Administrator LLC, 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	The Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (1) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10.0% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (2) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein

(2)	Not applicable.

(3)	The Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. The Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

(4)	The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f)	To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of the Registrant is trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(5)	The Registrant undertakes that:

(a)	For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, in the State of California, on July 14, 2017.

TRIPLEPOINT VENTURE GROWTH BDC CORP.

By:	/s/ James P. Labe
Name: James P. Labe
Title: Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, in the capacities indicated, on this 14th day of July 2017. This document may be executed by the signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

	Signatures	Title	Date

By:	/s/ James P. Labe James P. Labe	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	July 14, 2017

By:	/s/ Sajal K. Srivastava Sajal K. Srivastava	Chief Investment Officer, President, Secretary, Treasurer (Acting Principal Financial and Accounting Officer) and Director	July 14, 2017

By:	* Gilbert E. Ahye	Director	July 14, 2017

By:	* Steven P. Bird	Director	July 14, 2017

By:	* Stephen A. Cassani	Director	July 14, 2017

*	Signed by James P. Labe pursuant to a power of attorney signed by each individual and filed with this Registration Statement on June 12, 2015.